Exhibit 99.5

Equity Mailbox Auto Response

Subject: Thanks for reaching out to the equity team

Hi there,

Thanks for reaching out to the Moderna Equity Team. We want to make sure you get the support you need as quickly as possible. Here’s how to get the fastest help based on your situation:

If you are a former employee:

•	We will respond to your message within ~72 hours.

If you are a current employee:

•	Please use the Enterprise Equity Assistant GPT for real-time answers to equity-related questions.

•	You can also explore helpful resources on the equity page on myModerna.

If your question is about the Option Exchange Program:

•	Visit go/optionexchange for program resources.

•	You may also reach out directly to Fidelity using the contact details listed there.

We appreciate your patience and look forward to supporting you.

Best,

Moderna Equity Team

This communication is not an offer to exchange any options. The option exchange has not yet commenced, and there can be no assurance that it will be implemented even if it is approved by Moderna shareholders. Moderna will file a Tender Offer Statement on Schedule TO with the SEC if and when the option exchange commences. If Moderna commences the option exchange, we will provide employees who are eligible to participate in the exchange program with written materials explaining the precise terms and timing of the program. The new option grant date and end of the tender offer period is subject to change. You should read these materials carefully when they become available, because they will contain important information about the option exchange. You will also be able to obtain the tender offer statement and other documents filed by Moderna with the SEC free of charge from the SEC’s website at www.sec.gov.

SNOW Ticket – Response for HR Ops to Provide if tickets are created about the Option Exchange Program

Hi there,

Thanks for reaching out about the Option Exchange Program. We encourage you to start by visiting the myModerna Option Exchange page (go/optionexchange) to access a variety of resources to help you understand the program and key dates.

If you still have questions after reviewing these resources, we recommend contacting a Fidelity advisor or representative. You can find Fidelity’s contact information on the same myModerna page.

Let us know if you need help navigating the resources.

Best,
HR Operations Team

This communication is not an offer to exchange any options. The option exchange has not yet commenced, and there can be no assurance that it will be implemented even if it is approved by Moderna shareholders. Moderna will file a Tender Offer Statement on Schedule TO with the SEC if and when the option exchange commences. If Moderna commences the option exchange, we will provide employees who are eligible to participate in the exchange program with written materials explaining the precise terms and timing of the program. The new option grant date and end of the tender offer period is subject to change. You should read these materials carefully when they become available, because they will contain important information about the option exchange. You will also be able to obtain the tender offer statement and other documents filed by Moderna with the SEC free of charge from the SEC’s website at www.sec.gov.